UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2022

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refers to the 53 vessels we owned and operated as of September 30, 2022.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on April 28, 2022 (the “2021 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Overview

We are the owner and operator of 53 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).

In August 2021, the Company acquired the fleet and businesses of two entities, Othello Shipping Company S.A. (“Othello Shipping”) and Ultragas ApS (“Ultragas”) from Naviera Ultranav Limitada (“Ultranav” and such acquisition, the “Ultragas Transaction”). The Company owns 100% of Othello Shipping and Ultragas which together own and operate 16 liquefied petroleum gas (“LPG”) carriers ranging in size from 3,770 to 22,000 cbm, all of which are semi-refrigerated vessels and eight of them are capable of carrying ethylene.

On September 30, 2022, the Company entered into a joint venture (the “Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (Liberia) (“Greater Bay Gas”). The Greater Bay Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas and intends to acquire a total of five ethylene capable liquefied gas carriers, made up of two 17,000 cbm, 2018-built and three 22,000 cbm, 2019-built vessels, over the next twelve months. The vessels are currently commercially managed by the in-house Luna Pool collaborative arrangement.

Our liquefied gas carrier fleet currently consists of 39 semi- or fully-refrigerated handysize liquefied gas carriers, nine of which are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. In addition, we have five larger 37,300 – 38,000 cbm midsize liquefied gas carriers, four of which are ethylene/ethane-capable semi-refrigerated liquefied gas carriers; five 12,000 cbm ethylene carriers and four smaller 3,770 –9,000 cbm semi-refrigerated liquefied gas carriers, of which three are also ethylene capable.

Our handysize liquefied gas carriers typically transport LPG on short or medium routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them capable of transporting petrochemicals on long routes, typically intercontinental.

We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We carry LPG for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and natural gas extraction, and shale gas, principally from the United States.

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naphtha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics, vinyl and rubber, with a wide application of end uses. Our vessels also carry ammonia for the producers of fertilizers, a main use of ammonia for the agricultural industry, and for ammonia traders.

Our Ethylene Export Terminal, which includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, has the capacity to export approximately one million tons of ethylene per year and is capable of loading ethylene capable gas carriers at rates of 1,000 tons per hour. The Ethylene Export Terminal has entered into offtake agreements, which had initial minimum terms of five years for a committed 938,000 tons of ethylene through the terminal annually, or 94% of the terminal’s nameplate capacity.

Our Fleet

The following table sets forth our vessels as of November 15, 2022:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Orion*	2000	22,085	Spot Market	—	—
Navigator Pluto*	2000	22,085	Spot Market	Ethylene	—
Navigator Saturn*	2000	22,085	Time Charter	LPG	March 2023
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	June 2023
Navigator Oberon*	2014	21,000	Time Charter	Ethylene	—
Navigator Triton*	2015	21,000	Time Charter	Ethylene	—
Navigator Umbrio*	2015	21,000	Spot Market	Ethylene	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2023
Navigator Capricorn	2008	20,750	Time Charter	LPG	April 2023
Navigator Gemini	2009	20,750	Time Charter	LPG	February 2023
Navigator Pegasus	2009	22,200	Time Charter	Propylene	February 2023
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	August 2023
Navigator Scorpio	2009	20,750	Time Charter	Ammonia	December 2022
Navigator Taurus	2009	20,750	Time Charter	Ammonia	July 2023
Navigator Virgo	2009	20,750	Time Charter	LPG	March 2023
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	Spot Market	Butadiene	—
Adriatic Gas	2015	22,000	Time Charter	Iso-Butane	November 2023
Balearic Gas	2015	22,000	Time Charter	LPG	December 2022
Celtic Gas	2015	22,000	Spot Market	Butane	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2023
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2023

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2023
Navigator Copernico	2016	21,000	Time Charter	LPG	June 2023
Bering Gas	2016	22,000	Spot Market	Butadiene	—
Navigator Luga	2017	22,000	Time Charter	LPG	June 2023
Navigator Yauza	2017	22,000	Time Charter	LPG	June 2023
Arctic Gas	2017	22,000	Time Charter	LPG	November 2022
Pacific Gas	2017	22,000	Time Charter	LPG	November 2023

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2024
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2023
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2023
Navigator Global	2011	22,500	Time Charter	LPG	January 2023
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2023
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

Held for Sale
Navigator Magellan	1998	20,700	—	—	—

*	denotes our owned vessels that operate within the Luna Pool
**	denotes our owned vessels that operate within the independently managed Unigas Pool

Recent Developments

Share Repurchase Plan

On October 18, 2022, the Company announced that its Board of Directors has authorized a new share repurchase plan (the “Plan”) of up to an aggregate of $50.0 million of the Company’s common stock via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the SEC.

The timing of any purchases and the number of shares to be purchased under the Plan will be determined by our management and will depend on market conditions, legal requirements, stock price and alternative uses of capital, as well as other factors. The Plan does not obligate us to repurchase any of its shares and it may be suspended, discontinued or modified by the Company at any time, for any reason.

Vessel Acquisitions Through New Joint Venture with Greater Bay Gas Co.

On September 30, 2022, the Company announced that it had entered into the Greater Bay Joint Venture, which is owned 60% by the Company and 40% by Greater Bay Gas, The Greater Bay Joint Venture intends to acquire a total of five ethylene capable liquefied carriers, made up of two 17,000 cbm, 2018-built and three 22,000 cbm, 2019-built vessels over the next twelve months. The vessels will continue to be commercially managed by the Luna Pool collaborative arrangement, which was formed in March 2020 by Navigator, Greater Bay Gas Co. Ltd. (HK) and Pacific Gas Pte. Ltd. (Singapore). The technical manager of the vessels will remain Pacific Gas Pte. Ltd. (Singapore).

The aggregate purchase price the Greater Bay Joint Venture expects to pay to acquire the vessels is approximately $233.0 million. The Greater Bay Joint Venture intends to finance the majority of the purchase price through commercial bank finance, with the remainder sourced from capital contributions from the Company and Greater Bay Gas. The Company expects to finance its share of the capital contributions from available cash resources.

The following is a summary of the five vessels intended to be acquired by the Greater Bay Joint Venture and the anticipated timing of each acquisition:

Vessel Name	Year Built	Vessel Size (cbm)	Ethylene capable	Expected Acquisition Date
Pacific Venus	2018	17,300	✓	December 2022
Pacific Jupiter	2018	17,000	✓	January 2023
Pacific Mercury	2019	22,000	✓	January 2023
Pacific Mars	2019	22,000	✓	July 2023
Pacific Saturn	2019	22,000	✓	November 2023

Ethylene Export Terminal

Ethylene throughput for the third quarter of 2022 at the Ethylene Export Terminal totaled 189,140 metric tons, a reduction from the 268,444 and 267,110 metric tons throughput in Q2 and Q1 2022, respectively. This reduction was expected as the third quarter is normally the seasonally weakest period of the year. This reduction was a result of an economic slowdown in Europe while Asian demand also remained muted due to ongoing COVID restrictions. Additionally, ethylene production rates were reduced during the third quarter, and both European and Asian inventory levels remained elevated throughout the third quarter, thus the geographical arbitrage was closed due to a tight global price spread. Looking ahead to the fourth quarter of 2022, October 2022 volumes significantly increased to 104,000 tons with another 79,000 tons expected for November, primarily as Asia reopens resulting in multiple cargoes being transported to the Far East for the first time since the second quarter of 2022.

Shipping Trends

During the third quarter of 2022, the handysize fully-refrigerated 12-month time charter rate assessment increased by $25,000 per calendar month (“pcm”) to $680,000 pcm and the handysize semi-refrigerated 12 month time charter rate assessment decreased by $5,000 per calendar month (“pcm”) to $695,000 pcm. Shipbroker reports are indicating an increase for both segments for the fourth quarter of 2022, with fully-refrigerated and semi-refrigerated vessels being quoted at $695,000 pcm and $715,000 pcm respectively.

Ethylene trends witnessed in the second quarter of 2022 continued into July and August with approximately 80% of U.S ethylene exports being transported to Europe and the remainder staying within the Americas. According to Kpler, October 2022 was the first month since November 2021 when most of the ethylene volume went to Asian destinations; 60% of the ethylene volume was shipped transpacific. The total ethylene volume exported from North America during the third quarter of 2022 was 237,000 metric tons (“mts”), an increase of 55,000 mts compared to the third quarter of 2021. North American ethylene exports reached their second-highest monthly exports during October 2022 at 121,000 mts with approximately two thirds of those tons being transported to Asian discharge ports. The seaborne transportation of higher ethylene export volumes and longer distances to discharge ports increases the demand for shipping, which benefits the Company’s handysize ethylene gas carrier segment.

Ethane continued its upward trend during the third quarter of 2022 reaching a record level of 732,000 mts exported during August 2022. 26% of that volume was transported on handysize gas carriers which was the highest level since the last peak during August 2021. U.S.-produced ethane remains one of the most competitive feedstocks for the production of ethylene. We are witnessing a renewed interest in U.S. ethane and ethylene from the international petrochemical industry as producers are seeking ways to remain competitive, either by maintaining their current production using naphtha, switching to cheaper petrochemical feedstocks, including U.S ethane or by importing the derivatives, such as ethylene.

Our vessels employed in the seaborne transportation of ammonia during the third quarter increased from seven to ten vessels, comprising 25% of our handysize earnings days. Europe imported 613,000 mts of ammonia during October alone, which was a historic record. A record 126,000 mts or 20% of the ammonia volume was loaded in Asian ports, which is an emerging trend with handysize vessels carrying ammonia over significantly longer distances and which is increasing our time charter coverage. 45% of our fleet is contracted for the next six months and 22% for the next 12 months. We believe there is an increasing demand for the seaborne transportation of LPG and ammonia for use in energy and food production, which is less sensitive to market fluctuations. The transportation of ammonia and LPG typically remains a time charter business and 12 of our vessels are currently on medium-term time charters.

Petrochemical demand is typically associated with global GDP and has a higher correlation to market volatility. However, U.S. petrochemicals remain competitive with international markets on a comparative basis which suggests that it will play an increasingly important role in balancing supply and demand, enabling areas which are experiencing cost-prohibitive domestic production to continue operation based on U.S. imports.

Effect of Russian Invasion of Ukraine

Two of our vessels, Navigator Leo and Navigator Libra are on ten year time charters to a Russian counterparty and these charters are scheduled to expire in December 2023. These time charters cannot be terminated earlier without the consent of both parties, unless the counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. As of the date of this Report on Form 6-K. the counterparty remains unsanctioned.

We continue to employ both Russian and Ukrainian officers on board our vessels, albeit a reduced number since prior to the Ukrainian conflict. Although we have only experienced solidarity among our officers onboard our vessels and we have not experienced any operational issues with such officers, we will continue to monitor this situation, as there may be governmental restrictions, logistical challenges or an inability to employ either or both nationalities in the future.

Unaudited Results of Operations for the Three Months Ended September 30, 2022 Compared to the Three Months Ended September 30, 2021

The following table compares our operating results for the three months ended September 30, 2021 and 2022:

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022	Percentage Change

	(in thousands, except percentages)
Operating revenues	$87,085	$93,960	7.9%
Operating revenues – Unigas Pool	8,155	9,615	17.9%
Operating revenues – Luna Pool collaborative arrangement	7,504	3,238	(56.8%)

Total operating revenues	102,744	106,813	4.0%

Expenses:
Brokerage commissions	1,163	1,430	23.0%
Voyage expenses	16,775	20,208	20.5%
Voyage expenses – Luna Pool collaborative arrangement	4,772	3,643	(23.7%)
Vessel operating expenses	34,948	38,663	10.6%
Depreciation and amortization	24,054	32,842	36.5%
General and administrative costs	7,988	6,137	(23.2%)
Other income	(98)	(60)	(38.8%)

Total operating expenses	89,602	102,863	14.8%

Operating income	13,142	3,950	(69.9%)
Other income/(expense)
Foreign currency exchange gain on senior secured bonds	1,372	5,117	273.0%
Unrealized (loss)/gain on non-designated derivative instruments	(227)	2,541	—
Interest expense	(10,134)	(13,166)	29.9%
Interest income	70	170	142.9%

Income/(Loss) before taxes and share of result of equity method investments	4,223	(1,388)	—
Income taxes	(446)	(426)	(4.5%)
Share of result of equity method investments	3,302	4,673	41.5%

Net income	7,079	2,859	(59.6%)
Net income attributable to non-controlling interest	(389)	(414)	6.4%

Net income attributable to stockholders of Navigator Holdings Ltd.	$6,690	$2,445	(63.5%)

Operating Revenues. Operating revenues, net of address commissions, was $94.0 million for the three months ended September 30, 2022, an increase of $6.9 million or 7.9% compared to $87.1 million for the three months ended September 30, 2021. This increase was primarily due to:

•

an increase in operating revenues of approximately $2.2 million attributable to an increase in vessel available days of 121 days, or 3.2% for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. This increase was primarily as a result of seven additional handysize vessels joining the fleet as part of the Ultragas Transaction in August 2021, which are therefore only included for a portion of the three months ended September 2021;

•

an increase in operating revenues of approximately $0.8 million attributable to an increase in fleet utilization, which rose to 84.9% for the three months ended September 30, 2022, compared to 84.0% for the three months ended September 30, 2021;

•

an increase in operating revenues of approximately $0.5 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $22,022 per vessel per day ($669,890 per vessel per calendar month) for the three months ended September 30, 2022, compared to an average of approximately $21,891 per vessel per day ($665,800 per vessel per calendar month) for the three months ended September 30, 2021; and

•

an increase in operating revenues of approximately $3.4 million, primarily attributable to an increase in pass through voyage costs, associated with the additional vessels in the fleet during the three months ended September 30, 2022, compared to the three months ended September 30, 2021.

The following table presents selected operating data for the three months ended September 30, 2021 and 2022, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the five vessels currently owned by Pacific Gas in our Luna Pool.

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022
Fleet Data:
Weighted average number of vessels	42.6	44.0
Ownership days	3,923	4,048
Available days	3,822	3,943
Operating days	3,212	3,349
Fleet utilization	84.0%	84.9%
Average daily time charter equivalent rate (*)	$21,891	$22,022

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangement and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangement), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangement, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022

	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues*	$87,085	$93,960
Voyage expenses*	16,775	20,208

Operating revenues less Voyage expenses	70,310	73,752

Operating days	3,212	3,349
Average daily time charter equivalent rate	$21,891	$22,022

*	Operating revenues and voyage expenses exclude collaborative arrangement and Unigas pool.

Operating Revenues – Unigas Pool. Operating Revenues – Unigas Pool was $9.6 million for the three months ended September 30, 2022 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points. These vessels were acquired as part of the Ultragas Transaction in August 2021, and therefore there are approximately two months of Operating Revenues included in the Operating Revenues – Unigas Pool for the three months ended September 30, 2021.

Operating Revenues – Luna Pool Collaborative Arrangement. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers’ fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangement was $3.2 million for the three months ended September 30, 2022, compared to $7.5 million for the three months ended September 30, 2021, and represents our share of pool net revenues generated by the other participant’s vessels in the pool. This reduction was primarily as a result of reduced charter rates earned by the Luna Pool vessels and lower utilization for the three months ended September 30, 2022, compared to the three months ended September 30, 2021.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.3 million or 23.0% to $1.4 million for the three months ended September 30, 2022, from $1.2 million for the three months ended September 30, 2021, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by $3.4 million or 20.5% to $20.2 million for the three months ended September 30, 2022, from $16.8 million for the three months ended September 30, 2021. This increase is primarily due to voyage expenses relating to some of the additional seven handysize vessels acquired as part of the Ultragas Transaction being included for approximately two months during the three months ended September 30, 2021 compared to being included for the full period during the three months ended September 30, 2022. These voyage expenses are pass-through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangement. Voyage expenses – Luna Pool collaborative arrangement were $3.6 million for the three months ended September 30, 2022, compared to $4.8 million for the three months ended September 30, 2021. These voyage expenses – Luna Pool collaborative arrangement represent the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenues – Luna Pool collaborative arrangement was that our vessels contributed $0.4 million to the other participant’s vessels in the Luna Pool for the three months ended September 30, 2022, compared to other participant’s vessels contributing $2.7 million to our vessels for the three months ended September 30, 2021.

Vessel Operating Expenses. Vessel operating expenses increased by $3.7 million or 10.6% to $38.7 million for the three months ended September 30, 2022, from $34.9 million for the three months ended September 30, 2021, primarily as a result of the additional Ultragas vessels in the fleet. Average daily vessel operating expenses increased by $323 per vessel per day, or 4.2%, to $7,930 per vessel per day for the three months ended September 30, 2022, compared to $7,607 per vessel per day for the three months ended September 30, 2021.

Depreciation and Amortization. Depreciation and amortization increased by $8.8 million or 36.5% to $32.8 million for the three months ended September 30, 2022, from $24.1 million for the three months ended September 30, 2021. Of this increase, $1.3 million results from the additional 16 vessels in the fleet, acquired as part of the Ultragas Transaction in August 2021 and $6.2 million was as a result of the change in the useful economic lives of the vessels in the fleet from 30 years to 25 years on January 1, 2022. Depreciation and amortization included amortization of capitalized drydocking costs of $5.5 million and $3.7 million for the three months ended September 30, 2022, and 2021 respectively.

General and Administrative Costs. General and administrative costs decreased by $1.8 million or 23.2% to $6.1 million for the three months ended September 30, 2022, from $8.0 million for the three months ended September 30, 2021.

Other Income. Other income was $0.1 million for both the three months ended September 30, 2022, and 2021 and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of September 30, 2022. The foreign currency exchange gain of $5.1 million for the three months ended September 30, 2022, was a result of the Norwegian Kroner weakening against the U.S. Dollar, being NOK 10.9 to USD 1.0 as of September 30, 2022, compared to NOK 9.9 to USD 1.0 as of June 30, 2022.

Unrealized (Loss)/ Gain on Non-designated Derivative Instruments. The unrealized gains on non-designated derivative instruments of $2.5 million for the three months ended September 30, 2022, primarily related to fair value gains of $7.6 million on our interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of continued increases in forward U.S. Libor rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities, off-set by a loss on our cross-currency interest rate swap of $5.1 million which is due to further strengthening of the U.S. Dollar against the Norwegian Kroner. The unrealized losses on our interest rate swaps and our cross-currency interest rate swap for the three months ended September 30, 2021, were the result of small movements on each, amounting to $0.2 million.

Interest Expense. Interest expense increased by $3.1 million, or 29.9%, to $13.2 million for the three months ended September 30, 2022, compared to $10.1 million for the three months ended September 30, 2021. This is primarily a result of interest on the additional debt assumed as part of the Ultragas Transaction in August 2021, as well as increases to the cost of borrowings due to increases in the U.S. Libor rate.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United States of America, United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended September 30, 2022 and 2021 we had a tax charge of $0.4 million.

Share of Result of Equity Method Investments. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $4.7 million for the three months ended September 30, 2022, compared to $3.3 million for the three months ended September 30, 2021. This increase is primarily as a result of increased throughput volumes exported by the Ethylene Export Terminal, which were 189,140 tons for the three months ended September 30, 2022, compared to 128,466 tons for the three months ended September 30, 2021.

Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million for both the three months ended September 30, 2022 and 2021, is presented as the non-controlling interest in our financial results.

Results of Operations for the Nine Months Ended September 30, 2022 Compared to the Nine Months Ended September 30, 2021

The following table compares our operating results for the nine months ended September 30, 2021 and 2022:

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022	Percentage Change

	(in thousands, except percentages)
Operating revenue	$247,746	$300,231	21.2%
Operating revenues – Unigas Pool	8,155	34,508	323.2%
Operating revenue – Luna Pool collaborative arrangement	18,290	15,768	(13.8%)

Total operating revenue	274,191	350,507	27.8%

Operating expenses:
Brokerage commissions	3,330	4,406	32.3%
Voyage expenses	50,080	61,808	23.4%
Voyage expenses – Luna Pool collaborative arrangement	14,567	15,183	4.2%
Vessel operating expenses	90,766	115,342	27.1%
Depreciation and amortization	62,800	95,661	52.3%
General and administrative costs	19,732	19,050	(3.5%)
Profit from sale of vessel	—	(358)	—
Other income	(258)	(258)	0%

Total operating expenses	241,017	310,834	29.0%

Operating income	33,174	39,673	19.6%
Foreign currency exchange gain on senior secured bonds	1,710	12,558	634.4%
Unrealized gain on non-designated derivative instruments	51	12,437	—
Interest expense	(28,074)	(36,857)	31.3%
Interest income	164	369	125.0%

Income before taxes and share of result of equity method investments	7,025	28,180	301.1%
Income taxes	(781)	(1,490)	90.8%
Share of result of equity method investments	4,698	17,933	281.7%

Net income	10,942	44,623	307.8%
Net income attributable to non-controlling interest	(1,172)	(1,118)	(4.6%)

Net income attributable to stockholders of Navigator Holdings Ltd.	$9,770	$43,505	345.3%

Operating Revenue. Operating revenue, net of address commission, increased by $52.5 million or 21.2% to $300.2 million for the nine months ended September 30, 2022, from $247.7 million for the nine months ended September 30, 2021. This increase was principally due to:

•

an increase in operating revenue of approximately $25.0 million attributable to an increase in vessel available days of 1,321 days or 12.6% for the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021. This increase was primarily as a result of the seven additional handysize vessels joining the fleet as part of the Ultragas Transaction in August 2021, off-set by the sale of Navigator Neptune in January 2022.

•

an increase in operating revenue of approximately $11.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $23,208 per vessel per day ($705,911 per vessel per calendar month) for the nine months ended September 30, 2022, compared to an average of approximately $22,044 per vessel day ($670,490 per vessel per calendar month) for the nine months ended September 30, 2021;

•

an increase in operating revenue of approximately $4.0 million attributable to an increase in fleet utilization which was 87.3% for the nine months ended September 30, 2022 compared to 85.8% for the nine months ended September 30, 2021; and

•

an increase in operating revenue of approximately $11.7 million primarily attributable to an increase in pass through voyage costs, due to additional fuel and canal transit costs for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.

The following table presents selected operating data for the nine months ended September 30, 2021 and 2022, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the five vessels currently owned by Pacific Gas in our Luna Pool.

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
Fleet Data:
Weighted average number of vessels	39.6	44.0
Ownership days	10,799	12,026
Available days	10,452	11,773
Operating days	8,967	10,273
Fleet utilization	85.8%	87.3%
Average daily time charter equivalent rate	$22,044	$23,208

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022

	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue*	$247,746	$300,231
Voyage expenses*	50,080	61,808

Operating revenue less Voyage expenses	197,666	238,423

Operating days	8,967	10,273
Average daily time charter equivalent rate	$22,044	$23,208

*	Operating revenues and voyage expenses exclude collaborative arrangement and Unigas pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $34.5 million for the nine months ended September 30, 2022 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points. These vessels were acquired as part of the Ultragas Transaction in August 2021, and therefore there were only approximately two months of operating revenues included from the Unigas Pool for the nine months ended September 30, 2021.

Operating Revenues – Luna Pool Collaborative Arrangement. Operating revenues - Luna Pool collaborative arrangement, which is our share of the other Luna Pool participants’ revenue, was $15.8 million for the nine months ended September 30, 2022, compared to $18.3 million for the nine months ended September 30, 2021. This reduction was primarily as a result of reduced charter rates earned by the vessels and lower utilization in the Luna Pool during the third quarter of 2022.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, increased by 32.3%, to $4.4 million for the nine months ended September 30, 2022, from $3.3 million for the nine months ended September 30, 2021, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by 23.4% to $61.8 million for the nine months ended September 30, 2022, from $50.1 million for the nine months ended September 30, 2021. This increase is primarily due to voyage expenses of the additional seven handysize vessels acquired as part of the Ultragas Transaction. These increased voyage costs are pass through costs, corresponding to an increase in operating revenue of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangement. Voyage expenses – Luna Pool collaborative arrangement were $15.2 million for the nine months ended September 30, 2022, compared to $14.6 million for the nine months ended September 30, 2021. These voyage expenses – Luna Pool collaborative arrangement represent the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenues – Luna Pool collaborative arrangement was that the other participant’s vessels contributed $0.6 million to our vessels in the Luna Pool for the nine months ended September 30, 2022 and $3.7 million for the nine months ended September 30, 2021.

Vessel Operating Expenses. Vessel operating expenses increased by $24.5 million or 27.1% to $115.3 million for the nine months ended September 30, 2022, from $90.8 million for the nine months ended September 30, 2021, primarily as a result of the additional Ultragas vessels joining the fleet. Average daily vessel operating expenses increased by $3 per vessel per day, or 0.1%, to $7,927 per vessel per day for the nine months ended September 30, 2022, compared to $7,924 per vessel per day for the nine months ended September 30, 2021.

Depreciation and Amortization. Depreciation and amortization increased by $32.9 million or 52.3% to $95.7 million for the nine months ended September 30, 2022, from $62.8 million for the nine months ended September 30, 2021. $12.9 million of this increase results from the additional 16 vessels in the fleet acquired as part of the Ultragas Transaction, following the sale of the Happy Bird in March 2022, and $18.9 million results from the change in the useful economic lives of the vessels in the fleet from 30 years to 25 years on January 1, 2022. Depreciation and amortization includes amortization of capitalized drydocking costs of $13.8 million and $8.0 million for the nine months ended September 30, 2022, and 2021 respectively.

Profit from Sale of Vessel. Profit from sale of vessel for the nine months ended September 30, 2022 was $0.4 million and related to the sale of the vessel, Happy Bird. The sale of the vessel, Navigator Neptune was at book value, therefore there was no profit or loss on the sale of this vessel.

General and Administrative Costs. General and administrative costs decreased by $0.6 million or 3.5% to $19.1 million for the nine months ended September 30, 2022, from $19.7 million for the nine months ended September 30, 2021.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of September 30, 2022. The foreign currency exchange gain of $12.6 million for the nine months ended September 30, 2022, was a result of the Norwegian Kroner weakening against the U.S. Dollar, being NOK 10.9 to USD 1.0 as of September 30, 2022, compared to NOK 8.8 to USD 1.0 as of December 31, 2021. The foreign currency exchange of $1.7 million for the nine months ended September 30, 2021 was also a result of the Norwegian Kroner again weakening against the U.S. dollar, being NOK 8.7 to USD 1.0 as of September 30, 2021 compared to NOK 8.5 to USD 1.0 as of December 31, 2020.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized gains on non-designated derivative instruments of $12.4 million for the nine months ended September 30, 2022, primarily relates to fair value gains of our interest rate swaps across a number of our secured term loan and revolving credit facilities of $25.5 million, as a result of continued significant increases in forward U.S. Libor rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities, offset by a loss in our cross-currency interest rate swap of $13.1 million, which is due to the weakening of the Norwegian Kroner against the U.S. Dollar.

Interest Expense. Interest expense increased by $8.8 million, or 31.3% , to $36.9 million for the nine months ended September 30, 2022, from $28.1 million for the nine months ended September 30, 2021. This is primarily a result of interest on the additional debt assumed as part of the Ultragas Transaction in August 2021, as well as increases to the cost of borrowings as a result of increases in the U.S. Libor rate.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United States of America, United Kingdom, Poland and Singapore and our consolidated VIE, incorporated in Malta. For the nine months ended September 30, 2022, we had a tax charge of $1.5 million compared to taxes of $0.8 million for the nine months ended September 30, 2021, with the increase primarily being as a result of taxes on our portion of the increased profits from the Export Terminal Joint Venture.

Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $17.9 million for the nine months ended September 30, 2022, compared to $4.7 million for the nine months ended September 30, 2021. This increase is primarily as a result of increased throughput volumes exported by the Ethylene Export Terminal, which were 724,694 tons for the nine months ended September 30, 2022, compared to 374,271 tons for the nine months ended September 30, 2021. Throughput of ethylene tons during the nine months ended September 30, 2021, was lower than expected due to mechanical integrity concerns on the pipeline carrying the ethylene from the caverns at Mont Belvieu to the Ethylene Export Terminal.

Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $1.1 million and $1.2 million for the nine months ended September 30, 2022 and 2021, respectively, is presented as the non-controlling interest in our financial results.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of September 30, 2022, we had cash, cash equivalents and restricted cash of $157.1 million along with $20.0 million available to be drawn down on one of our secured revolving credit facilities.

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million, $35.0 million, or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt which was $44.1 million as of September 30, 2022, whichever is greater. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, “—2018 Senior Secured Bonds” and “2020 Senior Unsecured Bonds” in note 8 and note 9 below.

Our primary uses of funds are drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayment of bonds and bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuilds or acquisitions and any further development of the Ethylene Export Terminal in our Export Terminal Joint Venture or other projects.

As of September 30, 2022, our total current liabilities exceeded our total current assets by $20.2 million. This net current liability position is primarily due to the movement from non-current liabilities to current liabilities of the January 2015 secured term loan facility, which has tranches maturing between October 2022 and April 2023, and the June 2017 secured term loan and revolving credit facility which will mature in June 2023. Management expects to refinance these two facilities and is currently negotiating such refinancing with a number of banking institutions. Although the Company has a long track record of successfully refinancing our existing debt facilities and sourcing new financing, there can be no assurance that the Company will be able to refinance in a timely manner, on favorable terms, or at all.

As of September 30, 2022, we had $881.3 million in outstanding obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility and office lease commitments. In August 2021, we assumed additional debt associated with the Ultragas Transaction, which as of September 30, 2022, stood at $166.8 million. The additional debt comprised of five bank loans which have half-yearly repayments totaling approximately $13.5 million, with maturity starting in 2025 and accruing interest at U.S. Libor plus a margin of between 1.9% and 2.65%. In each case, U.S. Libor is fixed by an interest rate swap of approximately 2.0%. The financial covenants on these bank loans were modified to be consistent with those of the Company’s other credit facilities. Of the Company’s total outstanding obligations, $45.6 million matures during the remainder of 2022 and $835.7 million matures after such date.

We believe, given our current cash balances, that our financial resources, including the cash expected to be generated from operations within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.

Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy, or may invest further in terminal infrastructures, such as expanding our existing Ethylene Export Terminal or other import or export terminals.

On September 30, 2022, the Company announced that it had entered into the Greater Bay Gas Joint Venture, which is owned 60% by Navigator and 40% by Greater Bay Gas. The Greater Bay Gas Joint Venture intends to acquire a total of five ethylene capable liquefied carriers over the next twelve months, for an aggregate purchase price payable by the Greater Bay Joint Venture of approximately $233.0 million. The Greater Bay Joint Venture intends to finance the majority of the purchase price through commercial bank finance, with the remainder sourced from capital contributions from the Company and Greater Bay Gas. The Company expects to finance its share of the capital contributions from available cash resources.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the nine months ended September 30, 2021 and 2022:

	Nine Months ended September 30, 2021	Nine Months ended September 30, 2022

	(in thousands)
Net cash provided by operating activities	$60,806	$93,527
Net cash provided by investing activities	25,063	50,195
Net cash used in financing activities	(39,313)	(110,848)

Net increase in cash, cash equivalents and restricted cash	$46,556	$32,874

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2022 increased by $32.7 million to $93.5 million, from $60.8 million for the nine months ended September 30, 2021. This increase was primarily due to an improvement in net income of $33.7 million, which included additional net depreciation and impairment charges of $27.5 million, a decrease in drydocking payments of $3.8 million, off-set by increased gains on derivative instruments and foreign exchange gains of $23.2 million; an increase in our share of the result from equity method investments of $13.2 million; and changes in working capital of $5.2 million during the nine months ended September 30, 2022, compared to the nine months ended September 30, 2021.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years for any major repairs and maintenance, for inspection of the underwater parts of the vessel, that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or regulatory requirements until it reaches 15 years of age, after which we drydock vessels every two and a half to three years. Drydocking each vessel takes approximately 30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Nine of our vessels entered drydock during the nine months ended September 30, 2022, for their respective scheduled surveys, there is one vessel undergoing a drydocking and no further vessels are scheduled drydocking for the remainder of 2022, compared to eleven of our vessels which entered drydock during the nine months ended September 30, 2021.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.0 million, the ten-year drydocking cost is approximately $1.3 million, and the 15 year and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash provided by investing activities of $50.2 million for the nine months ended September 30, 2022 primarily consisted of $26.4 million relating to proceeds received from the sale of two of our vessels, distributions received from our investment in the Export Terminal Joint Venture of $20.6 million and insurance recoveries on existing damage claims of $6.0 million; offset by investment of $2.8 million in ballast water treatment systems which are being retrofitted on our vessels during dry dock to comply with the requirements of the Ballast Water Management Convention.

Net cash provided by investing activities of $25.1 million for the nine months ended September 30, 2021 primarily consisted $17.4 million in cash acquired as part of the Ultragas investment and $9.7 million in distributions received from equity accounted joint ventures in excess of our capital contributions made to our Export Terminal Joint Venture and investment of $2.3 million in ballast water treatment systems on our vessels.

Financing Cash Flows. Net cash used in financing activities of $110.8 million for the nine months ended September 30, 2022, related to regular quarterly repayments on our secured term loan facilities of $72.8 million, repayments of maturies on a secured term loan facility of $33.3 million and an extemporaneous repayment of $4.8 million on the Navigator Aurora Facility held within our consolidated lessor VIE.

Net cash used in financing activities of $39.3 million for the nine months ended September 30, 2021, relates to regular quarterly repayments on our secured term loan facilities of $53.5 million and an extemporaneous repayment of $3.7 million on the Navigator Aurora Facility held within our consolidated lessor VIE, offset by a final draw down of $18.0 million from the Terminal Facility.

Terminal Facility

General. In March 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) for a maximum principal amount of $75.0 million, to be used for the payment of capital contributions to our Export Terminal Joint Venture for construction costs of our Ethylene Export Terminal.

Term and Facility Limits. The Terminal Facility is now converted into a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $44.0 million was outstanding as of September 30, 2022.

Interest. The Terminal Facility is subject to quarterly repayments of principal and interest. Interest is payable at a rate of U.S. Libor plus 275 to 300 basis points over the remaining term of the facility. We have entered into floating to fixed interest rate swap agreements for approximately 80% of the amounts drawn under the Terminal Facility. The U.S. Libor element of the interest rate payable by the Marine Terminal Borrower under these interest rate swap agreements is 0.369% and 0.3615% per annum.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters of no less than 1.10 to 1.00.

Restrictive Covenants. Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions).

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the 2021 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of September 30, 2022:

Facility agreement date	Original facility amount	Principal amount outstanding	Undrawn amount at September 30, 2022	Interest rate	Loan maturity date

	(in millions)
January 2015*	$278.1	$48.4	$—	US Libor + 270 BPS	October 2022 - April 2023
October 2016	220.0	66.2	20.0	US Libor + 260 BPS	November 2023
June 2017	160.8	74.2	—	US Libor + 230 BPS	June 2023
March 2019	107.0	75.0	—	US Libor + 240 BPS	March 2025
September 2020	210.0	180.4	—	US Libor + 250 BPS	September 2024
October 2019**	69.1	50.1	—	US Libor + 185 BPS	October 2026
August 2021 Amendment and Restatement Agreement	67.0	49.5	—	US Libor + 190 BPS	June 2026
DB Credit Facility A	57.7	22.8	—	US Libor + 205 BPS	April 2027

Facility agreement date	Original facility amount	Principal amount outstanding	Undrawn amount at September 30, 2022	Interest rate	Loan maturity date

	(in millions)
Santander Credit Facility A	81.0	32.5	—	US Libor + 205 BPS	May 2027
DB Credit Facility B	60.9	31.7	—	US Libor + 205 BPS	December 2028
Santander Credit Facility B	55.8	30.2	—	US Libor + 205 BPS	January 2029

Total		$661.0	$20.0

*	The January 2015 facility tranches mature over a range of dates, from October 2022 to April 2023.
**

The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity.

As of September 30, 2022, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

2018 Senior Secured Bonds

General. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Ethylene Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Security. The 2018 Bonds are secured by three of the Company’s ethylene capable semi-refrigerated liquefied gas carriers.

Interest. Interest on the 2018 Bonds is payable quarterly at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the 3-month LIBOR plus 6.608% throughout the life of the bond. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2.

Maturity. The 2018 Bonds will mature in full on November 2, 2023.

Optional Redemption. We may redeem the 2018 Bonds, in whole or in part, at any time. Any 2018 Bonds redeemed until May 1, 2023, are redeemable at 101.79% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest. Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million; and

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2022, we were in compliance with all covenants under the 2018 Bonds.

Restrictive Covenants. The 2018 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes a put option exercisable following a change of control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2020 Senior Unsecured Bonds

General. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a 360-day-year basis. Interest is payable semi- annually in arrears on March 10 and September 10 of each year.

Maturity. The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.

Optional Redemption. We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par, from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10, 2025 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $35.0 million; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of September 30, 2022, we were in compliance with all covenants under the 2020 Bonds.

Restrictive Covenants. The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

Navigator Aurora Facility

In October 2019, the SPV, which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a USD-denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven-year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora is pledged as security. Please read Note 8—Secured Term Loan Facilities and Revolving Credit Facilities to the unaudited condensed consolidated financial statements for additional information. The Navigator Aurora Facility bears interest at 3-month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. As of September 30, 2022, there was $50.4 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2021, $55.1 million).

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to the 2021 Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

We and certain of our vessel-owning subsidiaries are parties to secured term loans and revolving credit facilities that bear interest at an interest rate of U.S. LIBOR plus 185 to 270 basis points. At September 30, 2022, our outstanding debt that is subject to variable interest rates, net of the amount subject to interest rate swap agreements, was $385.9 million. Based on this, a variation in U.S. LIBOR of 100 basis points would result in an increase of $3.9 million in annual interest paid on our indebtedness outstanding as of September 30, 2022.

We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with their floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling, Danish Kroner and Polish Zloty and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cashflows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk during 2022 to date.

In November 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for both interest payments during the five-year tenor of the 2018 Bonds and for the principal repayments at maturity in November 2023. However, if the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the forecast future liability on the cross-currency interest rate swap. In the event the depreciation of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the approximate $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK-denominated 2018 Bonds due in 2023. The cross-currency interest rate swap is remeasured to fair value at each reporting date.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 44 vessels owned and commercially managed by us as of September 30, 2022, 30 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a further sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At September 30, 2022, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, investments and joint ventures, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include but are not limited to:

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectations regarding the financial success of the Ethylene Export Terminal and our related Export Terminal Joint Venture; or our Luna Pool collaborative arrangement;

•

our expectations regarding the financial success of our Greater Bay Joint Venture, the timing and costs of the anticipated vessel acquisitions by the Greater Bay Joint Venture and the financing thereof by the joint venture, and the anticipating timing, and financing, of our capital contributions to the Greater Bay Joint Venture;

•

our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas Transaction and the operational and financial benefits from the combined businesses and fleet; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2021	September 30, 2022

	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$124,223	$157,097
Accounts receivable, net of allowance for credit losses of $1,221 (December 31, 2021: $1,105)	31,906	22,118
Accrued income	6,150	6,530
Prepaid expenses and other current assets	16,293	23,196
Bunkers and lubricant oils	13,171	12,849
Insurance receivable	6,857	3,073
Amounts due from related parties	16,736	12,826

Total current assets	215,336	237,689
Non-current assets
Vessels, net	1,763,252	1,673,802
Assets held for sale	25,944	8,144
Property, plant and equipment, net	330	172
Intangible assets, net of accumulated amortization of $426 (December 31, 2021: $387)	400	260
Equity method investments	150,209	147,580
Derivative assets	579	22,426
Right-of-use asset for operating leases	923	4,062
Prepaid expenses and other non-current assets	452	293

Total non-current assets	1,942,089	1,856,739

Total assets	$2,157,425	$2,094,428

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$201,650
Current portion of operating lease liabilities	381	202
Accounts payable	11,600	7,697
Accrued expenses and other liabilities	20,247	22,525
Accrued interest	5,211	3,496
Deferred income	18,510	20,990
Amounts due to related parties	224	1,312

Total current liabilities	204,743	257,872

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	604,790	447,941
Senior secured bond, net of deferred financing costs	67,688	55,320
Senior unsecured bond, net of deferred financing costs	98,551	98,845
Derivative liabilities	8,800	18,210
Operating lease liabilities, net of current portion	522	3,737
Amounts due to related parties	54,877	50,107

Total non-current liabilities	835,228	674,160

Total Liabilities	1,039,971	932,032
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 77,264,139 shares issued and outstanding, (December 31, 2021: 77,180,429)	772	773
Additional paid-in capital	797,324	797,993
Accumulated other comprehensive loss	(253)	(604)
Retained earnings	316,008	359,513

Total Navigator Holdings Ltd. stockholders’ equity	1,113,851	1,157,675
Non-controlling interest	3,603	4,721

Total equity	1,117,454	1,162,396

Total liabilities and stockholders’ equity	$2,157,425	$2,094,428

See accompanying notes to unaudited condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2022	2021	2022

	(in thousands except share and per share data)
Revenues
Operating revenue	$87,085	$93,960	$247,746	$300,231
Operating revenues - Unigas Pool	8,155	9,615	8,155	34,508
Operating revenue- Luna Pool collaborative arrangement	7,504	3,238	18,290	15,768

Total operating revenues	102,744	106,813	274,191	350,507

Expenses
Brokerage commissions	1,163	1,430	3,330	4,406
Voyage expenses	16,775	20,208	50,080	61,808
Voyage expenses – Luna Pool collaborative arrangement	4,772	3,643	14,567	15,183
Vessel operating expenses	34,948	38,663	90,766	115,342
Depreciation and amortization	24,054	32,842	62,800	95,661
General and administrative costs	7,988	6,137	19,732	19,050
Profit from sale of vessel	—	—	—	(358)
Other income	(98)	(60)	(258)	(258)

Total operating expenses	89,602	102,863	241,017	310,834

Operating income	13,142	3,950	33,174	39,673
Other income / (expense)
Foreign currency exchange gain on senior secured bonds	1,372	5,117	1,710	12,558
Unrealized (loss) / gain on non-designated derivative instruments	(227)	2,541	51	12,437
Interest expense	(10,134)	(13,166)	(28,074)	(36,857)
Interest income	70	170	164	369

Income/ (Loss) before income taxes and share of result of equity accounted joint ventures	4,223	(1,388)	7,025	28,180
Income taxes	(446)	(426)	(781)	(1,490)
Share of result of equity method investments	3,302	4,673	4,698	17,933

Net income	7,079	2,859	10,942	44,623
Net income attributable to non-controlling interest	(389)	(414)	(1,172)	(1,118)

Net income attributable to stockholders of Navigator Holdings Ltd.	$6,690	$2,445	$9,770	$43,505

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.10	$0.03	$0.16	$0.56
Diluted:	$0.10	$0.03	$0.16	$0.56
Weighted average number of shares outstanding:
Basic:	69,338,187	77,264,139	60,452,459	77,240,997
Diluted:	69,673,623	77,574,995	60,789,378	77,559,014

See accompanying notes to unaudited condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Nine Months ended September, 30
	2021	2022	2021	2022

	(in thousands)
Net income	$7,079	$2,859	$10,942	$44,623
Other Comprehensive income:
Foreign currency translation (loss)	(56)	(116)	(23)	(351)

Total Comprehensive income:	$7,023	$2,743	$10,919	$44,272

Total Comprehensive income /attributable to:
Stockholders of Navigator Holdings Ltd.:	$6,634	$2,329	$9,747	$43,154
Non-controlling interest	389	414	1,172	1,118

Total Comprehensive income:	$7,023	$2,743	$10,919	$44,272

See accompanying notes to unaudited condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

For the nine months ended September 30, 2021	Common stock		(In thousands, except share data)
	Number of Shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Equity Hedging reserve	Total
Balance as of January 1, 2021	55,893,618	$559	$593,254	$(245)	$346,972	$1,855	—	$942,395
Issuance of common stock	21,202,671	212	202,698	—	—	—	—	202,910
Restricted shares issued March 17, 2021	85,098	—	—	—	—	—	—	—
Restricted shares cancelled January 1, 2021	(7,595)	—	—	—	—	—	—	—
Net income	—	—	—	—	9,770	1,172	—	10,942
Foreign currency translation	—	—	—	(23)	—	—	—	(23)
Share-based compensation plan	—		1,094	—	—	—	—	1,094
Equity Hedging reserve	—	—	—	—	—	—	1,043	1,043
Balance as of September 30, 2021	77,173,792	$771	$797,046	$(268)	$356,742	$3,027	$1,043	$1,158,361

For the three months September 30, 2021:	Common stock		(In thousands, except share data)
	Number of Shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Equity Hedging reserve	Total
Balance as of July 1, 2021	55,971,121	$559	$593,830	$(212)	$350,052	$2,638	—	$946,867
Issuance of common stock	21,202,671	212	202,698	—	—	—	—	202,910
Net income	—	—	—	—	6,690	389	—	7,079
Foreign currency translation	—	—	—	(56)	—	—	—	(56)
Share-based compensation plan	—	—	518	—	—	—	—	518
Equity Hedging reserve	—	—	—	—	—	—	1,043	1,043
Balance as of September 30, 2021	77,173,792	$771	$797,046	$(268)	$356,742	$3,027	$1,043	$1,158,361

For the nine months ended September 30, 2022:	Common stock		(In thousands, except share data)
	Number of Shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
Balance as of January 1, 2022	77,180,429	$772	$797,324	$(253)	$316,008	$3,603	$1,117,454
Restricted shares issued March 17, 2022	75,716	1	—	—	—	—	1
Restricted shares issued April 4, 2022	10,000	—	—	—	—	—	—
Restricted shares cancelled May 26, 2022	(2,006)	—	—	—	—	—	—
Net income	—	—	—	—	43,505	1,118	44,623
Foreign currency translation	—	—	—	(351)	—	—	(351)
Share-based compensation plan	—	—	669	—	—	—	669
Balance as of September 30, 2022	77,264,139	$773	$797,993	$(604)	$359,513	$4,721	$1,162,396

NAVIGATOR HOLDINGS LTD.

For the three months September 30, 2022:	Common stock		(In thousands, except share data)
	Number of Shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
Balance as of July 1, 2022	77,264,139	$773	$797,800	$(488)	$357,068	$4,307	$1,159,460
Net income	—	—	—	—	2,445	414	2,859
Foreign currency translation	—	—	—	(116)	—	—	(116)
Share-based compensation plan	—	—	193	—	—	—	193
Balance as of September 30, 2022	77,264,139	$773	$797,993	$(604)	$359,513	$4,721	$1,162,396

See accompanying notes to unaudited condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2021	Nine Months ended September 30, 2022

	(in thousands)
Cash flows from operating activities
Net income	$10,942	$44,623
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized gain on non-designated derivative instruments	(51)	(12,437)
Depreciation and amortization	62,800	95,661
Payment of drydocking costs	(15,304)	(11,466)
Amortization of share-based compensation	1,094	670
Amortization of deferred financing costs	2,779	2,992
Share of result of equity method investments	(4,698)	(17,933)
Impairment of vessel	5,400	—
Profit from sale of vessel	—	(358)
Unrealized foreign exchange gain on senior secured bonds	(1,710)	(12,558)
Other unrealized foreign exchange gain	(32)	(443)
Changes in operating assets and liabilities		—
Accounts receivable	(9,548)	9,788
Insurance claim receivable	(6,123)	(2,229)
Bunkers and lubricant oils	(3,635)	322
Accrued income and prepaid expenses and other current assets	13,035	(7,283)
Accounts payable, accrued interest, accrued expenses and other liabilities	6,621	(979)
Amounts due to related parties	(764)	5,157

Net cash provided by operating activities	60,806	93,527

Cash flows from investing activities
Additions to vessels and equipment	(2,293)	(2,793)
Contributions to equity method investments	(4,000)	—
Distributions from equity method investments	13,700	20,562
Purchase of other property, plant and equipment	(232)	(36)
Cash acquired from investment in Ultragas	17,477	—
Net proceeds from sale of vessels	—	26,449
Insurance recoveries	411	6,013

Net cash provided by investing activities	25,063	50,195

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	18,000	—
Issuance costs of secured term loan facilities	(46)	—
Repayment of financing of vessel to related parties	(3,713)	(4,770)
Repayment of secured term loan facilities and revolving credit facilities	(53,554)	(106,078)

Net cash used in financing activities	(39,313)	(110,848)

Net increase in cash, cash equivalents and restricted cash	46,556	32,874
Cash, cash equivalents and restricted cash at beginning of period	59,271	124,223

Cash, cash equivalents and restricted cash at end of period	$105,827	$157,097

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$22,751	$33,820

Total tax paid during the period	$334	$1,420

See accompanying notes to unaudited condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	General Information and Basis of Presentation

General Information

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of September 30, 2022, the Company owned and operated 53 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 21 were ethylene and ethane capable vessels. The Company also owns a 50% share, through a joint venture (the “Export Terminal Joint Venture”), of an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”), capable of exporting in excess of one million tons of ethylene per year. Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.

In August 2021, the Company acquired the fleet and businesses of two entities, Othello Shipping Company S.A. (“Othello Shipping”) and Ultragas ApS (“Ultragas”) from Naviera Ultranav Limitada (“Ultranav” and such acquisition, the “Ultragas Transaction”). The Company owns 100% of Othello Shipping and Ultragas which together own and operate 16 liquefied petroleum gas (“LPG”) carriers ranging in size from 3,770 to 22,000 cbm as of September 30, 2022, all of which are semi-refrigerated vessels and eight of them are capable of carrying ethylene.

On September 30, 2022, the Company entered into a joint venture (the “Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (Liberia) (“Greater Bay Gas”). The Greater Bay Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas and intends to acquire a total of five ethylene capable liquefied gas carriers, made up of two 17,000 cbm, 2018-built and three 22,000 cbm, 2019-built vessels, over the next twelve months. The vessels are currently commercially managed by the in-house Luna Pool collaborative arrangement.

Two of our vessels, Navigator Leo and Navigator Libra are on ten year time charters to a Russian counterparty and these charters are scheduled to expire in December 2023. These time charters cannot be terminated earlier without the consent of both parties, unless the counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. The counterparty remains unsanctioned.

We continue to employ both Russian and Ukrainian officers on board our vessels, albeit a reduced number since prior to the Ukrainian conflict. Although we have only experienced solidarity among our officers onboard our vessels and we have not experienced any operational issues with such officers, we will continue to monitor this situation, as there may be governmental restrictions, logistical challenges or an inability to employ either or both nationalities in the future.

Basis of Presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and related Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In our opinion, all adjustments consisting of normal recurring items, necessary for a fair statement of financial position, operating results and cash flows have been included in the unaudited interim condensed consolidated financial statements and related notes. The unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2021 included in our Annual Report on Form 20-F filed with the SEC on April 28, 2022 (the “2021 Annual Report”). The year-end condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results for the nine months ended September 30, 2022, are not necessarily indicative of results for the year ending December 31, 2022, or any other future periods.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and Variable Interest Entities (“VIE’s”) for which the Company is a primary beneficiary and are also consolidated (please read Note 18—Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated in consolidation.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

The results of operations are subject to seasonal and other fluctuations and are therefore not necessarily indicative of results that may otherwise be expected for the entire year.

Assets are classified as held for sale when the Company commits to a plan to sell the asset, the sale is probable within one year, and the asset is available for immediate sale in its present condition. Consideration is given to whether the asset is currently being marketed for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the intention to sell will be made or that the intention to sell will be withdrawn. When assets are classified as held for sale, they are measured at the lower of their carrying amount or fair value less cost to sell and they are tested for impairment. A loss is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after these financial statements are issued. As part of the assessment, management has considered the following;

•	the current financial condition and liquidity sources, including current funds available and forecasted future cash flows;

•	any likely effects of global epidemics or other health crises, such as the recent COVID-19 pandemic; and

•	any likely effects of the rising interest rates, increasing inflation and the related impact on world demand for consumer goods;

•	the effects of the conflict in Ukraine on the Company’s business, including potential sanctions being imposed on the Company’s customers or on ports to which the Company’s vessels call.

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of September 30, 2022, we had cash, cash equivalents and restricted cash of $157.1 million along with $20.0 million available to be drawn down on one of our secured revolving credit facilities. As of September 30, 2022, the Company’s total current liabilities exceeded its total current assets by $20.2 million. This net current liability position is primarily due to the movement from non-current liabilities to current liabilities of the January 2015 secured term loan facility, which matures between October 2022 and April 2023, and the June 2017 secured term loan and revolving credit facility which will mature in June 2023. Management expects to refinance these two facilities and is currently negotiating such refinancing with a number of banking institutions. Although the Company has a long track record of successfully refinancing our existing debt facilities and sourcing new financing, there can be no assurance that the Company will be able to refinance in a timely manner, on favorable terms or at all.

Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the 2021 Annual Report. There have been no material changes to these policies in the nine months ended September 30, 2022.

Recent Accounting Pronouncements

In January 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-01, Reference Rate Reform (Topic 848)—Reference Rate Reform on Financial Reporting. The amendments in this Update are elective and apply to all entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments also optionally apply to all entities that designate receive-variable-rate, pay-variable rate cross currency interest rate swaps as hedging instruments in investment hedges that are modified as a result of reference rate reform. This optional guidance may be applied upon issuance from any date beginning January 7, 2021, through December 31, 2022. We do not currently have any contracts that have been changed to a new reference rate, but we will continue to evaluate our contracts and the effects of this standard on our consolidated financial position, results of operations, and cash flows prior to adoption.

2.	Business Combinations

In August 2021, the Company completed the Ultragas Transaction by acquiring two entities, Othello Shipping, with its 18 wholly vessel owning subsidiaries, and Ultragas ApS (the vessels’ operator). Ultragas has a wholly owned subsidiary Ultraship ApS (an in-house technical manager); a 33.33% share in the equity of Unigas International B.V and interest in a pool in which 11 of the 18 vessels acquired operated at the time of the acquisition; a 25% share in the equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”), a marine services provider; and a 40% share in the equity of Ultraship Services Philippines Inc. (“USPI”), an IT, accounting and administrative support provider.

The total consideration was $410.4 million, comprising $202.9 million in equity consideration to Ultranav (21.2 million shares of the Company’s common stock at $9.57 per share (closing price on August 4, 2021)) and debt and other liabilities assumed of $207.5 million. The purchase price was allocated to the assets acquired and liabilities assumed as of the acquisition date. Please see our 2021 Annual Report – Note 3 – Business Combinations.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

3.	Operating revenues

The following table compares our operating revenues by the source of revenue stream for the three and nine months ended September 30, 2021 and 2022:

	Three months ended September 30, (in thousands)		Nine Months ended September 30, (in thousands)
	2021	2022	2021	2022
Operating revenues:
Time charters	$50,610	$61,067	$135,192	$173,589
Time charters from Luna Pool collaborative arrangement	930	—	1,279	—
Voyage charters	36,475	32,893	112,554	126,642
Voyage charters from Luna Pool collaborative arrangement	6,574	3,238	17,011	15,768
Operating revenues from Unigas Pool	8,155	9,615	8,155	34,508

Total operating revenues	$102,744	$106,813	$274,191	$350,507

Time charter revenues:

As of September 30, 2022, 30 of the Company’s 44 operated vessels were subject to time charters, 20 of which will expire within one year, four of which will expire within three years, and six of which will expire between three to five years from the balance sheet date. (December 31, 2021: 26 of the Company’s 45 operated vessels, were subject to time charters, 19 of which will expire within one year, two of which will expire within three years, and five of which will expire after more than five years from the balance sheet date). The estimated undiscounted cash flows for committed time charter revenues expected to be received on an annual basis for ongoing time charters, as of each June 30, is as follows:

(in thousands)
Within 1 year:	$190,371
2 years:	$75,639
3 years:	$66,884
4 years:	$46,801
5 years:	$9,501
More than 5 years:	$—

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheets as of September 30, 2022, was $2.8 million (December 31, 2021: $4.5 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheets as of September 30, 2022, was $21.0 million (December 31, 2021: $17.0 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from September 30, 2022.

Voyage Charter revenues

Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of September 30, 2022, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheets was $3.5 million (December 31, 2021: $1.3 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment. The amount of contract liabilities reflected within deferred income on the Company’s unaudited condensed consolidated balance sheets was nil as of September 30, 2022 (December 31, 2021: $1.5 million).

The period opening and closing balance of receivables from voyage charters, including contracts of affreightment, was $11.1 million and $7.1 million, respectively, as of September 30, 2022 (December 31, 2021: $3.3 million and $11.1 million, respectively) and is reflected within net accounts receivable on the Company’s unaudited condensed consolidated balance sheets.

The amount allocated to costs incurred to fulfil a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $1.2 million as of September 30, 2022 (December 31, 2021: $0.6 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheets.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

Voyage and Time charter revenues from Luna Pool collaborative arrangement:

Revenues from the Luna Pool collaborative arrangement as of September 30, 2022 and 2021, which are accounted for under ASC 808 – Collaborative Arrangement, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606 in addition to time charter revenues, which are accounted for under Topic 842.

4.	Vessels, net

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
January 01, 2022	$2,305,857	$55,578	$2,361,435
Additions	2,792	11,334	14,126
Write-offs of fully amortized assets	—	(7,146)	(7,146)
Transfer to assets held for sale	(25,838)	(920)	(26,758)

September 30, 2022	$2,282,811	$58,846	$2,341,657

Accumulated Depreciation
January 01, 2022	$580,357	$17,826	$598,183
Charge for the period	81,628	13,804	95,432
Write-offs of fully amortized assets	—	(7,146)	(7,146)
Transfer to assets held for sale	(17,767)	(847)	(18,614)

September 30, 2022	$644,218	$23,637	$667,855

Net Book Value
December 31, 2021	$1,725,500	$37,752	$1,763,252

September 30, 2022	$1,638,593	$35,209	$1,673,802

The cost and net book value of the 30 vessels that were contracted under time charter arrangement (please read Note 3—Operating Revenues for additional information) was $1,631.8 million and $1,251.0 million, respectively, as of September 30, 2022 (December 31, 2021: $1,417.1 million and $1,046.4 million, respectively, for 26 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured bond and secured term loan and revolving credit facilities (please read Note 8—Secured Term Loan Facilities and Revolving Credit Facilities; and Note 9—Senior Secured Bond for additional information) was $1,490.0 million as of September 30, 2022 (December 31, 2021: $1,576.8 million).

The cost and net book value of vessels that are included in the table above and are subject to financing arrangements (please read Note 18—Variable Interest Entities for additional information) was $83.6 million and $67.0 million, respectively, as of September 30, 2022. (December 31, 2021: $83.6 million and $69.6 million, respectively).

On January 14, 2022, the Company sold one of its vessels, Navigator Neptune, a 2000 built 22,085 cbm ethylene carrier to a third party for $21.0 million gross, before broker commission.

On March 7, 2022, the Company sold one of the vessels acquired in the Ultragas Transaction, the Happy Bird, a 1999 built 8,600 cbm LPG carrier to a third party for $6.1 million gross, before broker commission.

With effect from January 1, 2022, Management changed the estimated useful lives of the vessels, in order to reflect the impact of climate change and sustainability on utilization rates, from 30 years to 25 years.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

5.	Assets held for sale

	December 31, 2021	September 30, 2022

	(in thousands)
As of January 1	—	—
Reclassification from Vessels	25,944	8,144

As of September 30	25,944	8,144

At September 30, 2022, assets held for sale comprised one vessel, Navigator Magellan which was committed for sale to a non-related third party.

6.	Interest expense

	September 30, 2021	September 30, 2022

	(in thousands)
Interest expense	$27,982	$34,822
Other finance cost*	92	2,035

Total	$28,074	$36,857

* Other finance cost includes exchange gains on non-U.S. Dollar denominated bank accounts.

7.	Equity Method Investments

Interests in investments which are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees

As of December 31, 2021 and September 30, 2022, we had the following participation in investments that are accounted for using the equity method:

	December 31,	September 30,
	2021	2022
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Luna Pool Agency Limited. (“Pool Agency”)	50%	50%
Unigas International B.V. (“Unigas”)	33.33%	33.33%
Dan Unity CO2 A/S	50%	50%

Export Terminal Joint Venture

In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. The Company has contributed to the Export Terminal Joint Venture $146.5 million, being our total share of the capital cost for the construction of the Ethylene Export Terminal.

Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of September 30, 2022, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.9 million (December 31, 2021: $6.1 million). The costs amortized in the nine months ended September 30, 2022 and 2021, were each $0.2 million and are presented in the share of result of the equity method investments within our consolidated statements of operations.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

Equity method gains, excluding amortized costs, recognized in the share of result of equity method investments included in the unaudited condensed consolidated statements of operations as of September 30, 2022, were $17.9 million (nine months ended September 30, 2021: Equity method gain of $4.7 million).

Luna Pool Agency Limited

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited, (the “Pool Agency”), was incorporated in May 2020. The pool participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of September 30, 2022, we have recognized the Company’s initial investment of one British pound in the Pool Agency within equity method investments on our consolidated balance sheets. The Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income, and its minimal operating expenses are reimbursed by the Pool Participants.

Unigas International B.V. (‘Unigas’)

Unigas based in the Netherlands is a commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas International is operator of the Unigas pool. The Company owns 33.33% interest equity interests in Unigas and accounts for it using the equity method. It was recognized initially at fair value and subsequent to initial recognition, the unaudited condensed consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income of equity accounted entity. The Company acquired the investment as part of the Ultragas Transaction in August 2021.

Dan Unity CO2 A/S

On June 3, 2021, the Company’s subsidiary, Ultragas entered into a shareholder agreement creating an equally owned joint venture, Dan Unity CO2 A/S, a Danish entity, with the aim of undertaking commercial and technical projects relating to seaborne transportation of CO2. The Company acquired the investment as part of the Ultragas Transaction in August 2021.

We account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the Dan Unity CO2 A/S operating and financial policies. As of September 30, 2022, we have recognized the Company’s initial investment at cost and subsequent to initial recognition, the unaudited condensed consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income of equity accounted investees, until the date on which joint control ceases. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

The table below represents movement in the Company’s equity method investments, as of December 31, 2021, and September 30, 2022:

	December 31, 2021	September 30, 2022

	(in thousands)
Equity method investments at January 1	$148,665	$150,209
Contributions to equity method investments	4,000	—
Equity method investments – acquired	2,580	—
Share of results	11,147	17,933
Distributions received from equity method investments	(16,183)	(20,562)

Total equity method investments	$150,209	$147,580

Impairment of Equity Method Investments

The equity method investments are reviewed for indicators of impairment when events or circumstances indicate the carrying amount of the investments may not be recoverable. When such indicators are present, we determine if the indicators are ‘other than temporary’ to determine if an impairment exists. If we determine that an impairment exists, a discounted cash flow analysis is carried out based on the future cash flows expected to be generated over the investment’s estimated remaining useful life. The resulting net present value is compared to the carrying value and we would recognize an impairment loss equal to the amount by which the carrying amount exceeds its fair value.

Considerations in identifying if indicators of impairment are present for the equity method investments include significant incidents that have resulted in the forecast future operating cash flows to be amended, such as significant market events that impact the terminal operations and cashflow, physical damage to assets, recurring financial losses for consecutive periods or changes to the Company’s equity holding in the investment. As of September 30, 2022, the aggregate carrying value of our investment in the Export Terminal Joint Venture was $145.3 million (December 31, 2021: $147.6 million). We believe that there are no events or circumstances that indicate that the value of the investment in the Export Terminal Joint Venture should be impaired as of September 30, 2022. Accordingly, no impairment charge has been recorded as of September 30, 2022, in accordance with the requirements of our U.S. GAAP impairment accounting policy.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

8.	Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of all secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022

	(in thousands)
Current Liability
Current portion of secured term loan facilities	$151,586	$204,152
Less: current portion of deferred financing costs	(3,016)	(2,502)

Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$201,650

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion	$604,790	$450,835
Amount due to related parties*	54,877	50,107
Less: non-current portion of deferred financing costs	(4,689)	(2,894)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$654,978	$498,048

*

Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. As of September 30, 2022, there was $50.1 million in borrowings outstanding under the Navigator Aurora Facility which is included in the non-current liabilities amounts due to related parties on the unaudited condensed consolidation balance sheet (December 31, 2021, $54.9 million).

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

9.	Senior Secured Bond

In November 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee and security agent (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Ethylene Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2. The 2018 Bonds are secured by three of the Company’s ethylene capable semi-refrigerated liquefied gas carriers.

The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022

	(in thousands)
Senior Secured Bond
Total Bond	$68,154	$55,595
Less deferred financing costs	(466)	(275)

Total Bond, net of deferred financing costs	$67,688	$55,320

10.	Senior Unsecured Bond

In September 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full previously issued bonds which were due to mature and become repayable in full in February 2021. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

The 2020 Bonds bear interest at a rate of 8.0% per annum and mature on September 10, 2025. Interest is payable semi-annually in arrears on March 10 and September 10.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs as of December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022

	(in thousands)
Senior Unsecured Bond
Total Bond	$100,000	$100,000
Less deferred financing costs	(1,449)	(1,155)

Total Bond, net of deferred financing costs	$98,551	$98,845

11.	Derivative Instruments Accounted for at Fair Value

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021 and September 30, 2022.

		December 31, 2021	September 30, 2022
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)

		(in thousands)
Cross-currency interest rate swap agreement	Level 2	$(5,052)	$(18,210)
Interest rate swap agreements liabilities	Level 2	$(3,748)	—
Interest rate swap agreements assets	Level 2	$579	$22,426

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange and interest rate movements.

The Company held no derivatives designated as hedges as of December 31, 2021 and September 30, 2022.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Interest Rate risk

In July 2020, the Company entered into floating-to-fixed interest rate swap agreements with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum calculated on a 360-day year basis.

As of September 30, 2022, the interest rate swaps had a fair value asset of $22.4 million (December 31, 2021, a fair value asset of $0.6 million) and there were unrealized gains of $3 million recognized on the combined fair value of the swaps for the nine months ended September 30, 2022. (nine months ended September 30, 2021, an unrealized gain of $0.3 million).

On August 4, 2021, following the Ultragas Transaction, the Company assumed a number of existing loan facilities with associated fixed interest rate swaps. The interest rate receivable by the Company under these interest rate swap agreements is 6-month LIBOR, calculated on a 360-day year basis, which resets every six months in line with the dates of interest payments on the Term Loan Facilities. The interest rate payable by the Company under these interest rate swap agreements is in the range between 1.627% and 2.137% per annum, calculated on a 360-day year basis.

As of September 30, 2022, the interest rate swaps had a fair value asset of $7.0 million (December 31, 2021: a fair value liability of $3.2 million) and unrealized gains of $10.1 million were recognized on the combined fair value of the swaps for the nine months ended September 30, 2022 (nine months ended September 30, 2021: Nil).

On December 10, 2021, the Company entered into new floating to fixed interest rate swap agreements on our September 2020 Secured Revolving Credit Facility with a termination date of September 2025 to run concurrently with the facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Secured Revolving Credit Facility. The interest rate payable by the Company under these interest rate swap agreements is 1.296% per annum to the four bank institutions, calculated on a 360-day year basis.

As of September 30, 2022, these interest rate swaps had a fair value asset of $13 million (December 31, 2021: a fair value liability of $0.6 million) and unrealized gains of $13.6 million were recognized for the nine months ended September 30, 2022.

All of the interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under any of these swap agreements.

Foreign Currency Exchange Rate risk

All foreign currency-denominated monetary assets and liabilities are revalued and are reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar relative to the NOK and are included in our results of operations. The primary source of our foreign exchange gains and losses are the movements on our NOK-denominated 2018 Bonds, which we have mitigated through the cross-currency interest rate swap. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences but do not impact our cash flows.

The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK denominated senior secured bonds (please read Note 9—Senior Secured Bond to our unaudited condensed consolidated financial statements) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK denominated 2018 Bonds due to mature in November 2023.

The fair value of this non-designated derivative instrument is presented in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of September 30, 2022, the cross-currency interest rate swap had a fair value liability of $18.2 million (December 31, 2021, a fair value liability of $5.1 million) and an unrealized loss of $13.1 million for the nine months ended September 30, 2022 (nine months ended September 30, 2021: an unrealized loss of $0.5 million).

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

The remeasurement to fair value has no impact on the cash flows at the reporting date except for the effect on restricted cash. An amount of $13.2 million as of September 30, 2022, is included in restricted cash and represents cash required to be set aside as collateral in accordance with a contractual agreement with a banking institution, representing the forecast future liability on the cross-currency interest rate swap. The Company has not offset the fair value of the derivative with any cash collateral account, notwithstanding there is a master netting agreement in place.

Credit risk

The Company is exposed to credit losses in the event of non-performance by the counterparty to the cross-currency interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency. As of September 30, 2022, there was an immaterial credit risk as the cross-currency interest rate swap was in a liability position whilst all of our interest rate swaps were in an asset position from the perspective of the Company.

The fair values of our interest rate swap agreements and the cross-currency interest rate swap is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties, in addition to foreign exchange rates for the cross-currency swap agreement. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.

The fair value of our interest rate swap agreements and cross-currency interest rate swap agreement at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness and the forward foreign exchange rates respectively. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.

12.	Fair Value of Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company consist of cash, cash equivalents, and restricted cash and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities, the 2020 Bonds and the 2018 Bonds.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The 2020 Bonds and the 2018 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to September 30, 2022. These trades are infrequent and therefore not considered to be an active market. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the prevailing exchange rate as of September 30, 2022 and December 31, 2021.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset on a quarterly basis. This has been categorized at level two on the fair value measurement hierarchy as of September 30, 2022.

The following table includes the estimated fair value and carrying value of those assets and liabilities where the fair value does not approximate to carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

		December 31, 2021		September 30, 2022
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)

		(in thousands)
2018 Bonds (note 9)	Level 2	$(68,154)	$(69,970)	$(55,595)	$(56,012)
2020 Bonds (note 10)	Level 2	(100,000)	(104,000)	(100,000)	(100,500)
Secured term loan facilities and revolving credit facilities (note 8)	Level 2	$(815,942)	$(815,942)	$(705,094)	$(705,094)

13.	Earnings per share

Basic earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows calculation of both basic and diluted number of weighted average outstanding shares for the three and nine months ended September 30, 2021 and 2022:

	Three months ended September 30,		Nine Months ended September 30,
	2021	2022	2021	2022
Basic and diluted income available to common stockholders (in thousands)	$6,690	$2,445	$9,770	$43,505
Basic weighted average number of shares:	69,338,187	77,264,139	60,452,459	77,240,997
Effect of dilutive potential share options:	335,436	310,856	336,919	318,017

Diluted weighted average number of shares	69,673,623	77,574,995	60,789,378	77,559,014

14.	Share-Based Compensation

Share Awards

On March 17, 2022, under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) the Company granted a total of 75,716 restricted shares, of which 12,019 were granted to the Non-Executive Chairman of the Board, 45,383 were granted to other non-employee directors and 18,314 were granted to the officers and employees of the Company. The weighted average value of all shares was $10.83 per share. The restricted shares granted to the Non-Executive Chairman and the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on March 17, 2025, being the third anniversary of the grant date. An additional 10,000 restricted shares were granted to an employee during April 2022 with a weighted average value of $10.83 per share. These shares will vest on the third anniversary of the grant date.

In March 2022, 29,295 shares that were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $10.26 per share, vested at a fair value of $311,992. In addition, 28,497 shares that were granted in 2019 to officers and employees of the Company, all of which had a weighted average grant value of $11.06, vested at a fair value of $312,612. In April 2022, two non-employee directors resigned from the Board of the Company and the 11,538 restricted shares granted to them in March 2022 vested immediately upon their resignation at a fair value of $161,763.

During the nine months ended September 30, 2022, 2,006 shares awarded to an employee of the Company in 2021 at a weighted average value of $9.11 were forfeited.

On March 17, 2021, the Company granted 29,295 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $10.26 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 20,048 restricted shares to the Executive Chairman of the Board and 35,920 restricted shares to the officers and employees of the Company with a weighted average value of $10.26 per share. These restricted shares awarded to the Executive Chairman of the Board vested on September 30, 2021, at the point of his resignation from the Board along with all of his other restricted shares in issue. The restricted shares issued to the officers and employees of the Company vest on the third anniversary of the grant date. A further 15,000 restricted shares were issued on October 31, 2021, to three officers of the Company with a weighted average value of $8.46 and these shares will vest on the third anniversary of the grant date.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

During the year ended December 31, 2021, 30,380 shares that were granted to non-employee directors on March 19, 2020, under the 2013 Plan and which had a weighted average grant value of $7.90 per share, vested with a fair value of $295,294. In addition, 63,728 shares granted in 2018 at a grant value of $12.04, 94,764 shares that were granted in 2019 at a grant value of $11.06, 17,240 shares that were granted in 2020 at a grant value of $7.90 and 20,048 shares granted in 2021 at a grant value of $10.26 to the then Executive Chairman of the Board vested with a fair value of $1,777,532. In addition, 28,214 shares granted in 2018 with a grant value of $12.04 to officers and employees of the Company vested at a fair value of $274,240. In addition, during the year ended December 31, 2021, 32,521 shares previously granted to officers and employees with a weighted average grant value of $9.89, were accelerated to vesting at a fair value of $293,175.

During the year ended December 31, 2021, 7,595 shares awarded to a non-employee director in 2020 at a value of $7.90 were forfeited and 8,528 shares awarded to employees of the Company were forfeited at a weighted average value of $9.77.

Restricted share grant activity for the year ended December 31, 2021, and for the nine months ended September 30, 2022, was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2021	306,242	$10.54	0.93 years
Granted	100,263	9.99
Vested	(286,895)	10.66
Forfeited	(16,123)	8.89

Balance as of December 31, 2021	103,487	$9.92	1.06 years
Granted	85,716	10.83
Vested	(69,330)	10.65
Forfeited	(2,006)	9.11

Balance as of September 30, 2022	117,867	$10.16	1.29 years

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the unaudited condensed consolidated statement of operations over the period to the vesting date.

During the nine months ended September 30, 2022, the Company recognized $624,373 in share-based compensation costs relating to share grants (nine months ended September 30, 2021: $575,849). As of September 30, 2022, there was a total of $685,142 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2021: $380,704) which are expected to be recognized over a weighted average period of 1.29 years (December 31, 2021: 1.06 years).

Share options

Share options issued under the 2013 Plan are exercisable between the third and tenth anniversary of the grant date, after which they lapse. The fair value of any option issued is calculated on the date of grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movements in the current outstanding share options during the year ended December 31, 2021, and the nine months ended September 30, 2022, was as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2021	339,936	21.40	$—
Post vesting cancellations during the year	(29,080)	20.45	—

Balance as of December 31, 2021	310,856	21.37	$—
Options issued during the period	10,000	9.24	—

Balance as of September 30, 2022	320,856	$20.99	$—

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

The weighted-average remaining contractual term of options outstanding and exercisable at September 30, 2022 was 2.15 years (December 31, 2021: 2.66 years). On April 4, 2022, 10,000 share options were granted at a fair value of $5.76 to an employee of the Company. During the nine months ended September 30, 2022, the Company recognized a charge of $9,440 relating to options granted under the 2013 plan (Nine months ended September 30, 2021 the Company recognized no charge to share based compensation costs). At September 30, 2022, there was $48,160 of total unrecognized compensation costs related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 2.76 years.

As of September 30, 2022, there were 310,856 share options which had vested but had not been exercised. The weighted average exercise price of the share options exercisable as of September 30, 2022 and December 31, 2021, was $21.37.

The Company has an employee stock purchase plan in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant date of August 8, 2022 and July 9 2021. The current scheme has a three year vesting period which will expire on August 10, 2025 and July 9, 2024. No shares were issued since the inception of the scheme and under the Black-Scholes valuation model for the nine months ended September 30, 2022, the Company recognized compensation costs of $33,418 relating to employee stock purchase plans (nine months ended September 30, 2021: nil).

The Company has an employee stock purchase plan in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant date of July 9, 2021. The current scheme has a three year vesting period which will expire on July 9, 2024. No shares were issued since the inception of the scheme and under the Black-Scholes valuation model for the nine months ended September 30, 2022, the Company recognized compensation costs of $36,261 relating to employee stock purchase plan (nine months ended September 30, 2021: nil).

15.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of September 30, 2022.

	2022	2023	2024	2025	2026	Thereafter	Total

	(in thousands)
Secured term loan facilities and revolving credit facilities	$45,508	$229,460	$209,633	$92,380	$50,403	$27,602	$654,986
2020 Bonds	—	—	—	100,000	—	—	100,000
2018 Bonds	—	71,697	—	—	—	—	71,697
Office operating leases[1]	53	212	834	1,119	932	1,111	4,261
Navigator Aurora Facility[2]	—	—	—	—	50,394	—	50,394

Total contractual obligations	$45,561	$301,369	$210,467	$193,499	$101,729	$28,713	$881,338

[1]

The Company occupies office space in London with a new lease commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary from the lease commencement date. The annual gross rent under this lease is approximately $1.1 million, with an initial rent free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.

The lease term for our representative office in Gdynia, Poland was revised from January 2022 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.

The Company occupies office space in Copenhagen with a lease commenced in September 2021 that expires in December 2025. The gross rent per year is approximately $180,000.

The weighted average remaining contractual lease term for the above four office leases on September 30, 2022, was 4.3 years (December 31, 2021: 3.1 years).

[2]

The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 18—Variable Interest Entities to our unaudited condensed consolidated financial statements.

16.	Operating Lease Liabilities

The Company’s unaudited condensed consolidated balance sheets include a right-of-use (“ROU”) asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s unaudited condensed consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

The liabilities described below are for the Company’s offices in London, Copenhagen and Gdynia which are denominated in various currencies. At September 30, 2022, the weighted average discount rate across the three leases was 2.87% (December 31, 2021: 3.20%).

At September 30, 2022, based on the remaining lease liabilities, the weighted average remaining operating lease term was 4.1 years (December 31, 2021: 3.0 years).

Under ASC 842, the ROU asset is a nonmonetary asset and is remeasured into the Company’s reporting currency of the U.S. Dollar using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using the current exchange rates, with changes recognized in a manner consistent with other foreign-currency-denominated liabilities in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income. As of September 30, 2022, the total operating lease liabilities have increased by $3.0 million compared to December 31, 2021, mainly due to the renewal of the leases for the Company’s offices in London and Poland.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities as of December 31, 2021, and September 30, 2022, is presented in the following table:

	December 31, 2021	September 30, 2022

	(in thousands)
One year	$398	$215
Two years	181	381
Three years	181	1,127
Four years	181	970
Five years	—	1,583

Total undiscounted operating lease commitments	$941	$4,276
Less: Discount adjustment	(38)	(337)

Total operating lease liabilities	903	3,939
Less: current portion	(381)	(202)

Operating lease liabilities, non-current portion	$522	$3,737

17.	Cash, cash equivalents and restricted cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2021, and September 30, 2022:

	December 31, 2021	September 30, 2022

	(in thousands)
Cash, cash equivalents and restricted cash
Cash and cash equivalents	$123,886	$137,031
Cash and cash equivalents held by VIE’s	337	330
Restricted cash	—	19,736

Total cash, cash equivalents and restricted cash	$124,223	$157,097

Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement on our senior secured bonds at the reporting date and minimum cash requirements due under the loan covenants on the vessels as part of the Ultragas acquistion.

18.	Variable Interest Entities

As of September 30, 2022 and December 31, 2021, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

In October 2019, the Company entered into a sale and leaseback to refinance one of its vessels, Navigator Aurora. Following the sale and leaseback refinancing transaction, Navigator Aurora is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE.

As of December 31, 2021, and September 30, 2022, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased Navigator Aurora from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. We have applied the guidance within Topic 810 – Consolidation and concluded that the Company has a variable interest in the SPV because the bareboat charter has fixed price call options to acquire Navigator Aurora from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at USD 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and limits the SPV’s ability to benefit from the rewards of ownership. The SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.

The Company has performed an analysis and concluded that the Company exercises power through the exercise of the call options in the lease agreement. The call options, although not an activity of the SPV, if exercised would significantly impact the SPV’s economic performance as the SPV owns no other revenue generating assets. The options transfer to the Company the right to receive benefits as they are agreed at a predetermined price. The SPV is protected from decreases in the value of the vessel, as if the vessel’s market value were to decline, the call option provides the SPV protection up to the point where it would not be economically viable for the Company to exercise the option. In addition, the Company has the power to direct decisions over the activities and care of the vessel which directly impact its value such as for the day-to-day commercial, technical management and operation of the vessel.

On August 4, 2021, the Company completed the Ultragas Transaction. Ultragas owns a 25% and a 40% share in the equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”) and Ultraship Services Philippines Inc. (“USPI”), respectively. These companies are established primarily to provide marine services as principal or agent to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.

The Company has determined that it has a variable interest in UCPI and USPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact UCPI’s and USPI’s economic performance.

As of September 30, 2022, the VIE’s had total assets and liabilities of $186.3 million and $69.5 million respectively which have been included in the Company’s consolidated balance sheet as of that date (December 31, 2021: $198.5 million and $74.2 million, respectively).

19.	Related Party Transactions

The following table summarizes our transactions with related parties for the three and nine months ended September 30, 2021, and 2022:

	Three Months ended September 30,		Nine Months ended September 30,
	2021	2022	2021	2022

	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(9)	$(13)	$(49)	$(49)
Ocean Yield Malta Limited	(315)	(541)	(623)	(1,195)
Ultrabulk A/S (Ultranav Business Support ApS)	(643)	(287)	(643)	(590)
Naviera Ultranav Limitada	—	—	—	(15)
Norton Lilly International Inc.	—	(1)	—	(131)

Total	$(967)	(842)	$(1,315)	(1,980)

The following table sets out the balances due from related parties as of December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022

	(in thousands)
Due from Related Parties
Luna Pool Agency Limited	$8,450	$8,907
Unigas Pool	8,049	3,778
Dan Unity	109	—
Naviera Ultranav Limitada	128	141

Total	$16,736	$12,826

Notes to the Condensed Consolidated Financial Statements continued

(Unaudited)

The following table sets out the balances due to related parties as of December 31, 2021 and September 30, 2022:

	December 31, 2021	September 30, 2022

	(in thousands)
Due to Related Parties
Ocean Yield Malta Limited	$55,074	$51,261
Naviera Ultranav Limitada	27	158

Total	$55,101	$51,419

Naviera Ultranav Limitada: In August 2021, in connection with Ultragas Transaction, we issued 21,202,671 new shares of our common stock, representing an approximate 27.5% ownership interest in us, to subsidiaries of Naviera Ultranav Limitada (“Ultranav”). As of September 30, 2022, Ultranav remained a 27.5% shareholder and was one of our principal shareholders. They may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions.

Ultranav Business Support ApS: On August 4, 2021, in connection with the Ultragas Transaction, we entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide back office services, such as accounting and payroll, IT, treasury, financial controlling, tax and compliance, communications and CSR, HR, administrative and branding. The Company pays UBS a fee for services provided of $173,659 per month.

20.	Subsequent Events

On November 9, 2022 the Company agreed to sell its oldest vessel, Navigator Magellan, a 1998 built 22,000 cbm LPG carrier to a third party for $12.7 million. The sale is expected to be completed later this month.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 15, 2022	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer